                                                             Exhibit No. EX-99.1

(1)  May be deemed member of group.  The trust  agreement for each of the trusts reported in this Form 4  authorizes  the  trustees of the trust to vote the shares of common stock of the issuer held by them, in their discretion,  in concert with James J. Kim's  family.  James J. Kim and Agnes C. Kim are the parents  of Susan Y. Kim,  David D. Kim and John T. Kim and Susan Y. Kim is
     the  parent  of  Alexandra  Panichello,  Jacqueline  Panichello  and  Dylan
     Panichello.  John T. Kim is the  parent of  Allyson  Kim and Jason Lee Kim.
     Each of the reporting  persons states that the filing of this Form 4 report shall  not  be  deemed  an  admission  that  the  reporting  person  is the beneficial owner of the reported securities,  for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.